Exhibit 12-40
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
(Millions of Dollars)	2007	2006	2005	2004	2003
Earnings:
Pretax earnings	$1,155	$536	$415	$389	$380
Adjustments	(4)	(4)	5	2	26
Fixed charges	562	558	546	544	569

Net earnings	$1,713	$1,090	$966	$935	$975

Fixed charges:
Interest expense	$533	$525	$518	$516	$545
Adjustments	29	33	28	28	24

Fixed charges	$562	$558	$546	$544	$569

Ratio of earnings to fixed charges	3.05	1.95	1.77	1.72	1.71